SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on November 29, 2007, at 6:00 p.m., the members of the Company’s Board of Directors approved the distribution of interest on own capital (“JCP”), related to the period from October thru December 2007, to be deducted from the results of 2007 and attributed to minimum mandatory dividends for 2007, at R$ 0.4800 per common share and R$ 0.5280 per preferred share. The distribution of JCP shall be taxed pursuant to applicable law, which shall result in a net distribution of JCP of R$ 0.4080 per common share and R$ 0.4488 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on October 10, 2007. Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on October 10, 2007, shall provide specific notice to such effect, to be sent to Companhia de Bebidas das Américas - AmBev, Área de Ações, c/o Nilson Casemiro - Rua Dr. Renato Paes de Barros nº 1.017, 4º andar, CEP 04530-001, São Paulo, SP, Brazil, by no later than December 11, 2007, along with the corporate documents of such shareholder. In case such qualification is not confirmed by then, income tax shall be withheld.

The aforementioned payments shall be made as from December 18, 2007, subject to the ratification of the next Annual General Meeting. The record date shall be December 10, 2007 for Bovespa shareholders and December 13, 2007 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from December 11, 2007.

SERVICE TO SHAREHOLDERS

Shareholders who already indicated a bank account shall have their credits available at the informed account. Shareholders who did not provide such indication shall receive from Banco Itaú S.A., as Depositary, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, November 30, 2007.

Companhia de Bebidas das Américas - AmBev
Graham Staley
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30th, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations